UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dynagas LNG Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

Y2188B108

(CUSIP Number)

December 18, 2019

September 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Dell Loy Hansen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,561,020
(6) SHARED VOTING POWER 2,002,000
(7) SOLE DISPOSITIVE POWER 1,561,020
(8) SHARED DISPOSITIVE POWER 2,002,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,020
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%*
(12)	TYPE OF REPORTING PERSON IN

*See Disclosure in Item 4 of this Schedule 13G.

(1)	NAME OF REPORTING PERSONS Hansen Guarantees, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 2,002,000
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 2,002,000
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
(12)	TYPE OF REPORTING PERSON OO

*See Disclosure in Item 4 of this Schedule 13G.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Dell Loy Hansen and Hansen Guarantees, LLC (collectively, the “Reporting Persons”) relating to common units (the “Common Units”), of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Issuer”).

Item 1

(a) Name of Issuer.

Dynagas LNG Partners LP

(b) Address of Issuer’s Principal Executive Offices.

Poseidonos & Foivis 2 Street, 16674 Glyfada, Athens, Greece

Item 2

(a) Name of Persons Filing:

This statement is being filed by Dell Loy Hansen, the controlling member of Hansen Guarantees, LLC, a Utah limited liability company (“Hansen Guarantees”). Mr. Hansen directly owns 1,561,020 common units of the Issuer. Mr. Hansen may be deemed to share with Hansen Guarantees voting and dispositive power with respect to the 2,002,000 common units held directly by Hansen Guarantees.

(b) Address of Principal Business Office, or, if none, residence.

595 South Riverwoods Parkway, Suite 400

Logan, Utah 84321

(c) Citizenship:

See cover pages Item 4

(d) Title of Class of Securities:

Common Units

(e) CUSIP Number:

Y26889108

Item 3	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Amount beneficially owned:

(a)	Dell Loy Hansen – 3,563,020 Hansen Guarantees, LLC – 2,002,000

Percent of class:

(b)	Dell Loy Hansen – 10.0% Hansen Guarantees, LLC – 5.6%

(c)	Number of common units as to which the person has:

(i)	Sole power to vote or to direct the vote Dell Loy Hansen – 1,561,020 Hansen Guarantees, LLC – 0

(ii)	Shared power to vote or to direct the vote Dell Loy Hansen – 2,002,000 Hansen Guarantees, LLC – 2,002,000

(iii)	Sole power to dispose or to direct the disposition of Dell Loy Hansen – 1,561,020 Hansen Guarantees, LLC – 0

(iv)	Shared power to dispose or to direct the disposition of Dell Loy Hansen – 2,002,000 Hansen Guarantees, LLC – 2,002,000

The approximate percentages of Common Units reported as beneficially owned by the Reporting Persons are based upon 35,612,580 Common Units outstanding as of August 19, 2020, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on August 19, 2020.

Collectively, the securities reported in this Schedule 13G are held directly by: (a) Dell Loy Hansen and (b) Hansen Guarantees, LLC, a Utah limited liability company. Mr. Hansen owns 99.99% of the membership interests of Hansen Guarantees, LLC. Mr. Hansen is deemed to be the indirect beneficial owner of the securities reported by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such common units (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) is a fractional interest in such amount. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The Reporting Persons first acquired beneficial ownership of greater than 5% of the Issuer’s outstanding Common Units on December 18, 2019. As of that date, the Reporting Persons beneficially owned 1,775,178 of the Issuer’s Common Units, which represented 5.002% of the Issuer’s outstanding Common Units, based upon 35,490,000 Common Units outstanding as of October 21, 2019, as reflected in the Form 6-K filed by the Issuer with the SEC on November 1, 2019. As of December 31, 2019, the Reporting Persons beneficially owned 1,880,453 of the Issuer’s Common Units, which represented 5.299% of the Issuer’s outstanding Common Units, based upon 35,490,000 Common Units outstanding as of December 31, 2019, as reflected in the Form 20-F filed by the Issuer with the SEC on April 16, 2020.

The Reporting Persons first acquired beneficial ownership of greater than 10% of the Issuer’s outstanding Common Units on September 1, 2020. As of that date, the Reporting Persons beneficially owned 3,563,020 of the Issuer’s Common Units, which represented 10.005% of the Issuer’s outstanding Common Units, based upon 35,612,580 Common Units outstanding as of August 19, 2020, as reported in the Issuer’s prospectus supplement filed with the SEC on August 19, 2020.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020
Dell Loy Hansen

	By:	/s/ Dell Loy Hansen
Dell Loy Hansen

Hansen Guarantees, LLC

	By:	/s/ Dell Loy Hansen
Dell Loy Hansen, Managing Member

EXHIBIT INDEX

1	Joint Filing Agreement dated October 13, 2020 by and between Dell Loy Hansen and Hansen Guarantees, LLC